Exhibit (e)(6)
HUNT

Date: June 5, 2002

To:	Brad Johnson

From:	Don Thompson

Re:	Promotion to CEO

Congratulations, Brad. I think you have done a terrific job of managing the business and especially staying focused during the transition period. Together, we have worked through some very difficult issues because of excellent communications and a high level of trust. We’re off to a good start. I look forward to being available to you as you build your relationship with the Board of Directors over the next six months.

As you know, the Compensation Committee of the Board has approved a number of compensation changes that accompany your promotion to Chief Executive Officer:

•	Your annualized base compensation is increased to $350,000 effective with the payroll period beginning June 3, 2002.

•
Your Annual Bonus Participation Plan participation rate is changed to 25% at threshold, 50% at target, and 100% of base compensation effective June 1, 2002. In this 2002 Fiscal year, an earned bonus award will be prorated between your bonus participation rate as President/COO and that of CEO, based on your time in each role this year.

•
You are granted 50,000 stock options under the Hunt Stock Option and Stock Grant Plan effective with your promotion. Specifically, these stock options will vest two years after June 1, 2002 and will expire ten years after that date. The strike price for these stock options will be the mean trading price on Friday, May 31, 2002.

•
Your existing Change in Control Agreement (CIC) will remain in effect. However, on December 1, 2002, a new CIC will be executed that provides an increased severance allowance of 2.99 times average cash compensation (as defined under the agreement) as long as a corporate transaction is not pending or in process.

In addition to these Compensation Committee actions, as Chief Executive Officer you are eligible for a luncheon club membership that may be initiated whenever you choose.

Congratulations on becoming CEO and best of luck to you in the future. I will continue to support you and will always make myself available to you. I believe you will have a long, successful and prosperous career.

DLT: cmw
encl.